Item 30. Exhibit (d) iv.

Insurability Protection Rider

This rider provides the right to increase the Selected Face Amount of this policy without evidence of insurability. We discuss the right, and the rules that apply to it, in the provisions which follow.

Rider Benefit	While this rider is in force, the Selected Face Amount of this policy can be increased on each Option Date. Evidence of insurability is not needed to elect any increase under this rider. However, if this rider is in a classified category, the increase will be in a corresponding category.

Example:           The next Option Date is June 1Oth of next year. On that date the Selected Face Amount of this policy may be increased. This increase can be elected even though the Insured can no longer qualify for new insurance.

If the Selected Face Amount is not increased on an Option Date, the right to increase on that date is lost. However, the right to increase on each later Option Date will not be affected.

Option Dates	An Option Date is a date on which an increase in the Selected Face Amount can be made. An Option Date can be a Regular Option Date or a Substitute Option Date.

Each Regular Option Date is one of the Policy Anniversary Dates. The Schedule Page shows each Regular Option Date for this rider.

A Substitute Option Date is the 60th day after the Insured’s marriage, the birth of a child of the Insured, or the legal adoption of a child by the Insured. There will be a Substitute Option Date only if there is a right to increase on the next Regular Option Date. If an increase is elected on a Substitute Option Date, there shall be no right to increase until after the next Regular Option Date.

Example:           You have a right to increase on the next Regular Option Date, June 10th of next year. A child of the Insured is born today. The 60th day after the birth of the child is a Substitute Option Date. If you elect an increase on that Substitute Option Date, you will not have a right to increase on June 10th of next year.

Electing An Increase	A written application will be required to elect an increase in the Selected Face Amount. This must be completed and received at our Principal Administrative Office within the 60 day period ending on the Option Date. Also, the policy must have sufficient value on the Monthly Calculation Date which is on, or next follows, the Option Date to pay the monthly charges for the policy including the increase elected.

If these requirements are met, the increase will become effective on the Option Date. It will not be effective before that date.

The contestable period for the increase will be measured from the Issue Date of this policy. The suicide period for the increase will be measured from the Option Date on which that increase was effective.

Amount Of Increase	Each increase elected must be for at least $15,000. It cannot be more than the amount of benefit for this rider, as shown on the Schedule Page. However, there is an exception for an increase elected on a Substitute Option Date because of a multiple birth. In this case, the maximum increase is the amount of benefit for this rider multiplied by the number of children born.

IPR-BA3-8800	IPR Page 1

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Term Insurance	The amount of benefit for this rider is shown on the Schedule Page. While this rider is in force, term insurance equal to this amount is provided for the 60 day period before each Option Date on which an increase may be elected. If we receive due proof that the Insured died during this period, we will add this term insurance to the death benefit provided by the policy.

Suicide Exclusion For Term Insurance	The term insurance will not be payable if the Insured commits suicide, while sane or insane, within two years from the Issue Date of the policy and while it is in force. We will, however, pay the limited death benefit provided by the policy.

Rider Part Of Policy	This rider is made a part of this policy as of the Issue Date of the policy in return for the application and the payment of the charges for this rider. The Schedule Page shows the charges from the Policy Date to the first Policy Anniversary Date. Charges after that are shown in the Table Of Monthly Charges for this rider. That Table is attached to this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Termination Of This Rider

The last Regular Option Date is shown on the Schedule Page. If all charges are paid, this rider will continue in force through that date. However, this rider will end automatically before that date at the time any of the following occurs:

•     Termination of this policy for any reason; or

•     Election of an increase on a Substitute Option Date if that increase is the last one that may be elected under this rider.

Cancellation Of This Rider	This rider may be cancelled by a written request. Cancellation will take effect on the Monthly Calculation Date which is on, or next follows, the date we receive the written request at our Principal Administrative Office.

MML BAY STATE LIFE INSURANCE COMPANY

	[ /s/ ] President	[ /s/ ] Secretary

IPR-BA3-8800